UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[X] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

1. Name and Address of Reporting Person(s)

   FITTON, VADEN
   81 HEATHWOOD LANE
   HAMILTON, OH  45013

2. Issuer Name and Ticker or Trading Symbol

   Ohio Casualty Corporation (OCAS)

3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year

   08/02

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [X] Other (specify below)

   Retired Non-Employee Director

7. Individual or Joint/Group Filing (Check Applicable Line)

   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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
Common Stock                                  06/14/02    M        1,300         A  $14.0000                    D  Direct
Common Stock                                  06/14/02    S        1,300         D  $19.7800                    D  Direct
Common Stock                                  06/17/02    M        6,000         A  $17.0625                    D  Direct
Common Stock                                  06/17/02    M        5,000         A  $13.1250                    D  Direct
Common Stock                                  06/17/02    M        3,000         A  $14.0000                    D  Direct
Common Stock                                  06/17/02    M        1,700         A  $14.0000                    D  Direct
Common Stock                                  06/17/02    S        15,700        D  $20.9000     83,043         D  Direct
Common Stock                                                                                     119,191        I  by Spouse
Common Stock                                                                                     58,554         I  by Trust

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
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
Non-Qualified Stock Option     $13.1250        06/17/02       M                          5,000            03/23/01     03/23/10
(right to buy)
Non-Qualified Stock Option     $14.0000        06/14/02       M                          1,300            11/24/94     05/24/04
(right to buy)
Non-Qualified Stock Option     $14.0000        06/17/02       M                          3,000                         05/24/04
(right to buy)
Non-Qualified Stock Option     $14.0000        06/17/02       M                          1,700            11/24/94     05/24/04
(right to buy)
Non-Qualified Stock Option     $17.0625        06/17/02       M                          6,000            11/01/00     05/01/10
(right to buy)
Performance Shares             $0.0000

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
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
Non-Qualified Stock Option     06/17/02  Common Stock                   5,000         $20.9000    10,000        D   Direct
(right to buy)
Non-Qualified Stock Option     06/14/02  Common Stock                   1,300         $19.7800                  D   Direct
(right to buy)
Non-Qualified Stock Option     06/17/02  Common Stock                   3,000         $20.9000                  D   Direct
(right to buy)
Non-Qualified Stock Option     06/17/02  Common Stock                   1,700         $20.9000    0             D   Direct
(right to buy)
Non-Qualified Stock Option     06/17/02  Common Stock                   6,000                     0             D   Direct
(right to buy)
Performance Shares                       Common Stock                   37,882                    37,882        D   Direct

Explanation of Responses:



SIGNATURE OF REPORTING PERSON

/S/ FITTON, VADEN

DATE 09/04/02